As filed with the Securities and Exchange
                         Commission on January 14, 2005


                                                                FILE NO. 70-


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      ---------------------------------------


                             West Penn Power Company
                          West Penn Funding Corporation
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

                      --------------------------------------


                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601


 (Name of top registered holding company parent of each applicant or declarant)

                  The Commission is requested to send copies of
                    all notices, orders and communications in
                connection with this Application-Declaration to:

    Suzanne C. Lewis                  Clifford M. Naeve
    Vice President and Treasurer      William C. Weeden
    Allegheny Energy, Inc.            W. Mason Emnett
    800 Cabin Hill Drive              Skadden, Arps, Slate, Meagher & Flom LLP
    Greensburg, PA 15601              1440 New York Avenue, NW
                                      Washington, D.C. 20005





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Item No. 1.     Description of Proposed Transaction

        A.      Introduction

     West Penn Power Company ("West Penn"), a public utility subsidiary of Allegheny Energy, Inc.("Allegheny"), a registered holding company, and West
Penn Funding Corporation, a subsidiary of West Penn, hereby request authority under Sections 6(a), 7, 12(b), and 12(f )of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 54, 90 and 91 under the Act, to engage in the following transactions from time to time, as applicable, through December 31, 2010: (i) to form a new domestic subsidiary corporation ("WP Funding"); 1 (ii) to transfer intangible transition property and the associated intangible transition charges revenue stream (both as defined and discussed below), to WP Funding in exchange for shares of its stock; (iii) for WP Funding to acquire all of the limited liability interests in a new wholly owned limited liability company ("WPF LLC");2 (iv)for WP Funding to transfer the intangible transition property and the associated intangible transition charges revenue stream to WPF LLC in exchange for the net proceeds from the sale of transition bonds ("Transition Bonds"); (v) for WP Funding to loan the net proceeds from the sale of the Transition Bonds to West Penn; (vi) for West Penn to issue a note of up to $115 million to WP Funding; and (vii) for WPF LLC to issue new Transition Bonds (the "New Transition Bonds") to investors, with a final maturity no later than December 31, 2010. To the extent not otherwise authorized, West Penn also request authority to pay dividends out of capital and unearned surplus in an amount of the loan to West Penn, not to exceed $115 million, in order to comply with the terms of an intercreditor agreement between Allegheny, Allegheny Energy Supply Company, LLC ("AE Supply"), and their respective lenders.

--------
1 As described herein, West Penn will consummate the proposed issuance of Transition Bonds either through this new subsidiary corporation or through its existing subsidiary, West Penn Funding Corporation. For simplicity, however, the new subsidiary and West Penn Funding Corporation are referred to jointly as "WP Funding" and all requested authorizations for WP Funding are meant to refer equally to the newly-formed corporation or West Penn Funding Corporation unless otherwise specifically noted.

2 To the extent the proposed issuance of Transition Bonds is accomplished through West Penn Funding Corporation, and not the newly-formed subsidiary corporation, the Transitions Bonds might be issued by West Penn Funding LLC, an existing subsidiary limited liability company wholly-owned by West Penn Funding Corporation rather than a newly-formed limited liability company. Again, for simplicity the new limited liability company (whether a subsidiary of West Penn Funding Corporation or a newly-formed subsidiary of West Penn) and West Penn Funding LLC are referred to jointly as "WPF LLC" and all requested authorizations for WPF LLC are meant to refer equally to the newly-formed limited liability company or West Penn Funding LLC unless otherwise specifically noted.


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                West Penn has previously received authorization from the
Securities and Exchange Commission ("Commission") to engage in transactions similar to those for which authority is requested herein, including the issuance of up to $600 million in Transition Bonds in connection with the restructuring of electric utility operations in Pennsylvania.3 West Penn now proposes to issue the New Transition Bonds in order to facilitate its financing and timely recovery of those portions of its previously-approved stranded costs that are not recoverable on a timely basis due to the operation of West Penn's generation rate cap. The issuance of the New Transition Bonds is subject to the approval of the Pennsylvania Public Utility Commission ("PUC"), which authorization is currently pending.

        B.      Background of Competition and Regulatory Environment in
                Pennsylvania

                As the Commission is aware, Pennsylvania, the state in which West Penn is incorporated and where its entire service territory is located, has implemented a program of retail competition in the electricity sector. This program now applies to all retail customers in the state. The Pennsylvania Electricity Generation Customer Choice and Competition Act, 66 Pa. C.S. Section 2801 et seq. (together with regulatory interpretations, the "Competition Act"), which was enacted in December 1996, required the unbundling of electric services into separate generation, transmission, and distribution services with open competition in the retail sale of electricity. Electric distribution services remain regulated by the PUC. Transmission services are provided pursuant to an Open Access Transmission Tariff filed with the Federal Energy Regulatory Commission, which also regulates wholesale rates for electric power.

                The Competition Act required utilities to submit restructuring plans to the PUC, that, among other things, identify transition costs that result from competition. Those costs include regulatory assets, long-term purchased power commitments, and other costs, including investment in generating plants, spent-fuel disposal, retirement costs and reorganization costs, for which an opportunity for recovery is allowed in an amount determined by the PUC to be just and reasonable. These costs, after mitigation by the utility, are to be recovered through a Competitive Transition Charge ("CTC") approved by the PUC and collected from distribution customers for up to nine years from the date of enactment of the Competition Act (or for an alternate period determined by the PUC for good cause shown). During that period, the utility is subject to rate caps which provide that, for a significant portion of that period, total charges to customers cannot exceed the rates in place as of December 31, 1996, subject to certain exceptions.

                West Penn filed a restructuring plan with the PUC in August 1997, which, among other things, unbundled generation from transmission and distribution. The plan was contested and became the subject of hearings, which finally resulted in a settlement (the "1998 Restructuring Settlement") that was approved by the PUC on November 19, 1998. See Exhibit D-1 (1998 Restructuring

--------------
3 West Penn Power Co., Holding Co. Act Release No. 27091 (Oct. 19, 1999) ("West Penn Power").


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Settlement Agreement); Exhibit D-2 (PUC order approving settlement). The PUC's order, together with the second supplemental QRO referenced below, will authorize and provide state regulatory approval for the transactions described in this Application-Declaration.

                The Competition Act also authorized the PUC to adopt Qualified Rate Orders ("QRO") to approve the issuance of Transition Bonds by a utility, a subsidiary of a utility, or a third-party assignee of a utility, as a mechanism to mitigate transition costs and reduce customer rates. Under the Competition Act, proceeds of Transition Bonds must be used principally to reduce qualified stranded costs and the related capitalization of the utility. To the extent a QRO and the rates and other charges authorized under it are declared to be irrevocable, the irrevocable QRO issued by the PUC will create Intangible Transition Property ("ITP") that can be used to secure the Transition Bonds. Transition Bonds are repayable from irrevocable Intangible Transition Charges ("ITC") that are collected in lieu of CTC.

                ITCs are generally defined as amounts authorized to be imposed on all customer bills, pursuant to an irrevocable QRO, for the purpose of recovering the principal and interest on the Transition Bonds, costs to cover credit enhancements, cost of retiring existing debt and equity, costs of defeasance, servicing fees, and other related fees, taxes, costs and expenses ("Qualified Transition Expenses" or "QTEs"). ITCs are collected through non-bypassable charges imposed by an electric utility that provides electric transmission and distribution services to a customer located in its certificated territory, regardless of whether that customer continues to purchase electricity from that electric utility. The ITC will be a specified dollar amount on each customer bill determined by applying certain rates per kilowatt hour of usage and, in some cases, per kilowatt of demand, to each customer's bill. In the QRO, the PUC provides for periodic adjustments to the ITC ("true-ups") in accordance with the Competition Act and the QRO. Once the QRO declares the ITC to be irrevocable, none of the utility, the PUC, the Commonwealth of Pennsylvania, nor any instrumentality thereof, has any right to modify the ITC, except in accordance with the specific terms of the QRO and the Competition Act.

1998 Restructuring Settlement

                On November 19, 1998, the PUC issued a Final Opinion and Order in Docket No. R-00973981 regarding the application by West Penn for approval of a restructuring plan (the "1998 QRO"). By this order, the PUC approved the 1998 Restructuring Settlement, which provided for the following for West Penn:

         1. The recovery of $670 million of stranded costs through the collection of a non-bypassable charge to every customer of electric services within the geographical area that comprises West Penn's certified service territory;

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         2.     The issuance of  Transition  Bonds in an aggregate  amount not to exceed $670 million, with 75 percent of net savings from securitization passed on to customers;

         3. The reduction of West Penn's existing capitalization with the proceeds from the issuance of the Transition Bonds; and

         4. The transfer of generation assets from West Penn to an affiliated generation company.

                In accordance with the approval by the PUC, West Penn requested Commission approval to issue Transition Bonds through subsidiaries and to transfer through subsidiaries its generation assets to Allegheny Energy Supply Company, LLC. The Commission approved that request in West Penn Power on October 19, 1999.

                In November 1999, West Penn Funding LLC issued, pursuant to the 1998 QRO and the Commission's authorization in West Penn Power, $600 million of Transition Bonds. This represented the second issuance of Transition Bonds by a Pennsylvania utility under the Competition Act. West Penn, however, has been under-recovering or not recovering its full authorized CTC since the inception of its CTC in 1999. As part of its CTC reconciliation proceeding each year, West Penn has requested that the PUC direct the deferral of the under-collected CTC amounts as a regulatory asset for full and complete recovery at a future date. As of November 30, 2004, West Penn has experienced a cumulative CTC under-recovery of approximately $83.1 million. West Penn proposes to securitize up to $115 million in New Transition Bonds and seeks Commission approval to do so in transactions substantially similar to those approved in West Penn Power. This amount includes the cumulative under-recovered CTC amount, as well as the remaining stranded cost scheduled for recovery through the CTC between the time the Transition Bonds are issued and the end of 2010 of about $18.4 million. Transaction costs and West Penn's share (25 percent) of the savings of securitization make up the remainder of the amount proposed to be securitized. While the exact amount of the securitization cannot be determined until the securitization occurs, it will not exceed $115 million. On September 7, 2004, West Penn filed a petition with the PUC requesting the PUC to issue a Second Supplement to the 1998 QRO to permit, among other things, the issuance of the additional $115 million of Transition Bonds.

Stranded Costs and Securitization

                In the 1998 QRO, the PUC determined that West Penn's recovery of $670 million of stranded costs is just and reasonable and in the public interest. The PUC therefore authorized West Penn to collect from customers a non-bypassable CTC to recover the $670 million of stranded costs. This non-bypassable charge is applied to every customer of electric services within the geographic area that comprises West Penn's certified service territory. As an alternative to the collection of the CTC, the Competition Act allows for the recovery of stranded costs through the issuance of Transition Bonds that are


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


payable from an ITC. The ITC is a non-bypassable charge on customer bills to recover qualified transition expenses pursuant to a QRO issued by the PUC. Qualified transition expenses are defined to include the aggregate principal amount of the Transition Bonds plus interest and other costs related to the issuance of the Transition Bonds.

                In the 1998 QRO, the PUC found that the issuance of up to $670 million of Transition Bonds by West Penn is in the public interest, in part because securitization will reduce the return component of stranded costs chargeable to customers. The 1998 QRO required that the savings from securitization be used to reduce customer rates. While not guaranteeing any particular level of reduction in CTCs, the 1998 QRO specifically directs "West Penn to reduce the CTC's imposed on its customers by an additional amount necessary to flow through to customers 75 percent of the net savings achieved as a result of securitization of its transition or stranded costs and issuance of Transition Bonds."

                Under the Competition Act, the PUC's issuance of a QRO and its declaration that the relevant paragraphs of a QRO are irrevocable gives rise to intangible transition property, which under the Act is described as "the irrevocable right of the electric utility or an assignee to receive through intangible transition charges amounts sufficient to recover all of its qualified transition expenses." In addition, under the Competition Act, the Commonwealth of Pennsylvania pledges and agrees with the holders of the Transition Bonds, and with any assignee or finance party, not to limit or alter or in any way impair or reduce the value of intangible transition property or intangible transition charges approved by a QRO until the related Transition Bonds are fully discharged. In order to facilitate the continued financing and timely recovery of its stranded costs, West Penn filed with the PUC in 2003 a request that (i) the PUC issue a second supplemental QRO in connection with the issuance of the New Transition Bonds and (ii) that the second supplemental QRO declare that the paragraphs contained therein concerning the recovery of West Penn's stranded costs through the issuance of New Transition Bonds, the imposition of an ITC on customers in an amount sufficient to recover qualified transition expenses, and the sale of intangible transition property, among other things, are irrevocable for the purposes of the Competition Act.

                West Penn plans to issue up to $115 million of New Transition Bonds after PUC and Commission approval is obtained. The New Transition Bonds will be fully secured by the pledge of an irrevocable right to receive payments from West Penn's customers in amounts sufficient to fully service the New Transition Bonds. The bondholders will not be looking to the general credit of West Penn, and West Penn will under no circumstances be called upon to meet required payments under the New Transition Bonds. Accordingly, the New Transition Bonds do not constitute traditional leverage.

                Issuance of the New Transition Bonds will not adversely affect West Penn's cash flows. The proposed issuance of New Transition Bonds will be

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

separately rated by credit rating agencies and will not impact West Penn's credit ratings. The credit rating agencies recognize that the New Transition Bonds will be serviced by the ITC approved by the PUC and, therefore, are independent of West Penn's credit. West Penn's currently outstanding Transition Bonds are rated AAA by Standard & Poor's and Fitch and Aaa by Moody's. It is expected that the New Transition Bonds to be issued in the proposed transaction will receive similar ratings. West Penn's current credit ratings for its unsecured debt are B+ from Standard & Poor's, Ba1 from Moody's, and BBB- from Fitch.

        C.      Mechanics of Securitization

                As discussed above, the Competition Act authorizes securitization as a form of transition cost mitigation. For purposes of the securitization, an electric utility's ITP and related ITC revenue stream are isolated from the risks of the electric utility through their transfer to a bankruptcy-remote assignee (in this case, WPF LLC in the transfer from WP Funding). WPF LLC will issue New Transition Bonds secured by the new ITP and the ITC revenue stream. The Competition Act provides that a transfer of ITP by an electric utility in a transaction approved in a QRO shall be treated as an absolute transfer of all of the utility's right, title and interest in the ITP as in a true sale, and not as a pledge or other financing, other than for Federal and state income and franchise tax purposes.

                As ITCs are imposed and collected, they are used to pay principal and interest on the Transition Bonds, as well as fees and expenses related to the transaction. To the extent ITCs prove insufficient (or more than sufficient) to fund credit enhancement requirements and to pay QTEs, including interest and principal on Transition Bonds, the Competition Act provides for true-ups through filings with the PUC. Aside from these ITC adjustments, the Competition Act generally provides that the Commonwealth of Pennsylvania will not reduce the value of the ITP or the ITC until the Transition Bonds are discharged.

                The ITC relating to the New Transition Bonds will be recovered from customers beginning when the existing Transition Bonds have been paid in full and the related ITC ceases to be collected from customers (estimated to be mid-2008) and ending when the New Transition Bonds are paid in full, but no later than December 31, 2010. During the period from the issuance of the New Transition Bonds until the beginning of the collection period for the related ITCs, interest will not be paid currently but will accrue and be added to principal on a quarterly basis. Current interest payments and principal amortization will commence on a quarterly basis after the commencement of the collection period for ITCs relating to the New Transition Bonds. Reconciliation of the ITC recovery will occur at least annually, but may occur on a quarterly basis if deemed necessary by West Penn or, during 2010, on a monthly basis if deemed necessary by West Penn.


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

                A securitization transaction such as that described here will increase the creditworthiness of the New Transition Bonds because the underlying securitized assets (the ITP and its associated ITC revenue stream) are isolated from the risks associated with the other assets and liabilities of an electric utility, upon being transferred to a bankruptcy remote special purpose entity (i.e., WPF LLC). The creditworthiness of these assets is further enhanced by the Commonwealth's agreement under the Competition Act not to reduce the value of the ITP or ITC until the Transition Bonds (new and existing) are discharged, and by the PUC's issuance of an irrevocable QRO that specifies the QTEs to be recovered through the ITC and approves a methodology for periodic adjustments to the ITC. These aspects of the securitization transaction will enable the New Transition Bonds to obtain a higher credit rating than the unsecured debt instruments of West Penn.

         D.     Requested Authority

                As noted above, in 1998, the PUC authorized West Penn to recover $670 million in transition costs. In 1999, West Penn issued $600 million of Transition Bonds through West Penn Funding LLC. These Transition Bonds were issued in four classes, only two of which remain outstanding.

                The 1998 Restructuring Settlement provided for stranded cost collection and generation rate caps ending simultaneously by December 31, 2008. The 1998 Restructuring Settlement also called for generation rate increases to occur in 2006 and 2008. Since West Penn has not been able to collect all of its stranded costs within the rates provided in the 1998 Restructuring Settlement, and has had to defer these stranded cost amounts, it has requested that the PUC provide for a longer period (through 2010) to collect the stranded costs and associated carrying charges previously approved in the 1998 Restructuring Settlement. On September 7, 2004, West Penn filed a proposed settlement (the "2004 Settlement Offer") in the PUC proceeding that, if adopted, would provide additional increases in West Penn's generation rates in 2007, 2009 and 2010. The 2004 Settlement Offer also provides that during the extended period when these stranded costs are collected (from January 1, 2009 through 2010), West Penn's generation rates will be subject to a rate cap. Furthermore, the 2004 Settlement Offer would extend West Penn's distribution rate cap from December 31, 2005, as agreed in the 1998 Restructuring Settlement, through December 31, 2007, with an additional distribution rate cap in effect throughout 2009. Any distribution rate increase approved by the PUC in 2008 will become effective no later than October 1, 2008.

                West Penn proposes to securitize the currently remaining deferred portion of its CTC, including carrying charges, that has been deferred pursuant to PUC orders each year from 1999 through 2004. West Penn also proposes to securitize the remaining unrecovered portion of its stranded costs. As described above, the total amount securitized will not exceed $115 million. Consistent with the terms of the 1998 Restructuring Settlement, savings from securitization will be shared between West Penn and its customers on a 25%-75% basis, respectively.


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

                1. Formation of New Subsidiaries and Transfer of ITP and Associated ITC Revenue Stream

                For the securitization, West Penn may use West Penn Funding Corporation, the same wholly owned subsidiary created in connection with the 1999 issuance of Transition Bonds. West Penn, instead, may choose to form a new, wholly owned subsidiary corporation ("Newco"), for these purposes. If that is the case, West Penn requests authority to form Newco, a new, wholly owned subsidiary.4 Thus, the transactions for which authorization under the Act is sought hereunder include: (1) the completion of the steps necessary for the formation of Newco, a corporation to be organized under the laws of a state other than Pennsylvania, as a new, wholly-owned subsidiary of West Penn; and (2) the issuance by Newco and the acquisition by West Penn of all of Newco's stock.

                Pursuant to a transfer agreement, West Penn will transfer the ITP and associated ITC revenue stream created by the supplemental QRO requested in the 2004 Petition either to Newco or West Penn Funding Corporation. Such transfer of ITP to Newco or West Penn Funding Corporation, as the case may be, will be treated as a capital contribution or a true sale, but not as a secured financing for bankruptcy purposes. Newco or WP Funding, as the case may be, will have a capitalization of at least 0.5 percent of the total principal amount of the New Transition Bonds.

                2.      Transfer to WP Funding of ITP and Associated ITC
                        Revenue Stream

                WP Funding requests authority to transfer the ITP and associated ITC revenue stream to WPF LLC. WPF LLC requests authority to issue New Transition Bonds secured by the ITP and the associated ITC revenue stream. Pursuant to a "Sale Agreement" between WP Funding and WPF LLC, in exchange for the proceeds of the Transition Bonds, WP Funding will transfer the ITP and associated ITC revenue stream to WPF LLC in a transfer which will be regarded as a true sale for bankruptcy purposes. It is anticipated that the New Transition Bonds will be rated similarly to the existing Transition Bonds, which are rated AAA by Standard & Poor's and Fitch and Aaa by Moody's.

                The ITC charge may be set to provide for recovery of an excess amount over that needed to pay expected costs and debt service on the New Transition Bonds. Collections of this additional amount will be deposited into

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4       In the event the Newco is formed, West Penn also requests authorization to form a new limited liability company as a wholly-owned subsidiary of Newco. As described below, this limited liability company would issue the Transition Bonds similar to the prior issuance by West Penn Funding LLC, the wholly-owned subsidiary of West Penn Funding Corporation. As noted above, the newly-formed limited liability company and West Penn Funding LLC are referred to jointly as "WPF LLC" for simplicity.


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an "Overcollateralization Subaccount" to enhance the creditworthiness of the New
Transition Bonds. The ITC charge will be collected over the expected amortization period of the New Transition Bonds. The New Transition Bonds will have the benefits of accounts related to the New Transition Bonds themselves, and amounts in such accounts will be no less than the amounts required to achieve a AAA (or equivalent) rating from the rating agencies.

                West Penn, as the "servicer" of the ITCs, will remit monthly
(or more frequently) all amounts collected in respect of the ITCs to a collection account maintained by the indenture trustee for the benefit of the holders of the Transition Bonds (the "Collection Account"). Quarterly or semiannually, WPF LLC will pay out of the Collection Account, among other things authorized by the QRO, the trustee fees, servicing fees, administrative costs, operating expenses, accrued but unpaid interest (except for interest accrued prior to the collection period for the related ITCs, which will be capitalized), and principal (to the extent scheduled) on the New Transition Bonds. Any remaining balance in the Collection Account will be used to restore the Capital Subaccount, fund and replenish the Overcollateralization Subaccount (to the extent scheduled), and then be added to a Reserve Subaccount. The ITC will be adjusted at least annually to ensure sufficient revenues, after application of amounts in the Reserve Subaccount, to cover all these expenses.

                3.      Issuance of Transition Bonds

                West Penn requests authority for WPF LLC to issue up to $115 million in New Transition Bonds. WPF LLC may issue the New Transition Bonds in the form of debt securities in one or more series, and each such series may be issued in one or more classes. Different series may have different maturities and coupon rates and each series may have classes with different maturities and coupon rates. Overall, the characteristics of the New Transition Bonds will be substantially similar to bonds issued by similar issuers in similar contexts and the Transition Bonds previously issued by WPF LLC pursuant to a Commission order. Each series will be entitled to recover, through the ITC approved by the related QRO, QTEs, based on a specified principal amount of New Transition Bonds for such series, including interest at the coupon rate or rates applicable to such series. There will be a date on which each of the New Transition Bonds is expected to be repaid and a legal final maturity date by which the New Transition Bonds must be repaid. Neither the expected final maturity nor the legal final maturity will be later than December 31, 2010. The expected final maturity date may vary from the legal final maturity date due to the fact that the ITC is calculated by taking into account such variables as the anticipated level of charge-offs, delinquencies, and usage, which may differ from the amounts actually incurred or achieved.

                4.      Loan and Related Payment of Dividends

                WP Funding requests authority to loan West Penn up to $115 million (the proceeds from the sale of the ITP and associated ITC revenue stream). West Penn requests authority to issue a note of up to $115 million to


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WP Funding, at a market interest rate. The loan will have interest rates and maturities that are designed to provide a return to WP Funding of not less than WP Funding's effective cost of capital. The note will be subordinated to all outstanding West Penn debt.

                In order to complete the transaction, West Penn may be required to pay dividends out of capital or unearned surplus in an amount of the loan, not to exceed $115 million. As described in the pending Application/Declaration in File No. 70-10251, an intercreditor agreement between Allegheny, AE Supply, and their respective lenders requires that, if either company or any of their subsidiaries issue debt or equity, a percentage of the proceeds under certain circumstances are to be paid as a dividend to Allegheny in the case where AE Supply (or one of its subsidiaries) is the issuer, or as a capital contribution to AE Supply if Allegheny (or one of its subsidiaries (other than AE Supply or its subsidiaries)) is the issuer.5 Therefore, should West Penn issue debt under the circumstances specified in the intercreditor agreement, a percentage of the proceeds must be temporarily contributed to AE Supply, as described below. In order to accomplish this, West Penn must pay dividends to Allegheny to provide Allegheny with sufficient funds to make the required contribution to AE Supply.

                As noted in File No. 70-10251, this dividend authority is intended solely to enable Allegheny to comply with the terms of the intercreditor agreement. Any amounts paid to Allegheny by West Penn will be immediately contributed back to West Penn. The dividends will thus have no effect on either company's paid-in capital account.6 Simply put, although such payments technically constitute dividends, they do not have the effect on capitalization that dividends are normally understood to have as they do not result in any permanent shifts of capital from subsidiary to parent. To the extent such dividends are not already authorized in File No. 70-10251 at the time the Commission acts on this Application/Declaration, West Penn requests such authorization herein.


                5.      Servicing Agreement

                Pursuant to a "Servicing Agreement" between West Penn and WPF LLC, West Penn will act as the "servicer" of the ITC revenue stream and, in this capacity, West Penn will, among other things, (a) bill customers and make collections on behalf of WPF LLC, and (b) file with the PUC for adjustment to the ITC to achieve a level which allows for full recovery of QTEs in accordance

-----------

5 This intercreditor agreement continues in place until November 2007, when debt held by certain parties to the intercreditor agreement matures.

6 Transfers made pursuant to the intercreditor agreement are not earnings-related and, thus, West Penn is prohibited from sourcing the transfers from retained earnings. Instead, such funds must be transferred to/from capital or unearned surplus accounts.


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

with the amortization schedule for each series of Transition Bonds. It should be noted that West Penn may subcontract with other companies to carry out some of its servicing responsibilities, so long as the ratings of the Transition Bonds are neither reduced nor withdrawn. West Penn will be retained under the Servicing Agreement to collect and manage the ITP and associated ITC revenues and to make appropriate filings with the PUC.

                West Penn will be entitled to compensation, in the form of a "servicing fee" for its servicing activities and reimbursement for certain of its expenses in the manner set forth in the documentation applicable to each series. In order to satisfy the rating agency requirements for a "bankruptcy remote" entity, the servicing fee must be an arms-length fee that would be reasonable and sufficient for a third party performing similar services. The rating agency requirement is meant to assure that the subsidiaries would be able to stand on their own and accordingly the fee must be sufficient to retain a third party servicer if for any reason West Penn could not continue to perform these services. As additional servicing compensation, West Penn will retain all investment earnings on ITC collections from the time of collection until the time of remittance to the Collection Account.

                Any successor to West Penn pursuant to any merger, consolidation, bankruptcy, reorganization or other insolvency proceeding will be required to assume West Penn's obligations under the Sale and Servicing Agreement and under the Competition Act. Amounts collected by West Penn in respect of the ITC will be remitted monthly (or possibly more frequently if required by the rating agencies) to the Collection Account.

         E.     Service Agreements with Allegheny Energy Service Corporation

                Although WP Funding will have its own employees, personnel employed by Allegheny Energy Service Corporation ("AESC") also will provide ministerial services on an as-needed basis to WP Funding, as well as WPF LLC, pursuant to administrative service agreements ("Service Agreements") to be entered into between WP Funding and AESC, and WPF LLC and AESC. The services to be provided will consist primarily of corporate housekeeping matters relating to WPF LLC and WP Funding such as providing notices related to the Transition Bond documentation, consolidating corporate books and records into Allegheny's financial statements, and overseeing corporate governance. Under the Service Agreements, WPF LLC and WP Funding will reimburse AESC for the cost of services provided, computed in accordance with Rules 90 and 91 under the Act, as well as applicable rules and regulations.

         F.     Use of Proceeds

                  West Penn currently anticipates using the gross proceeds from the sale of ITP funded by the $115 million of New Transition Bonds as follows. West Penn will utilize the gross proceeds to pay issuance and refinancing costs. West Penn will use the remaining proceeds principally to reduce its transition


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

or stranded costs by reducing its existing capitalization through one or more of the following: the retirement of outstanding debt, the retirement and repurchase of preferred stock and the reduction of common shareholder equity through stock buy backs and/or dividends.

                The specific steps taken by West Penn to reduce its capitalization will depend, in large part, on the date on which the proceeds from the sale of Transition Bonds become available, the then prevailing market conditions, and circumstances at that time, including but not limited to the overall financial circumstances of West Penn and other financial activities that may be in progress or planned.

Item No. 2.     Fees, Commissions and Expenses

                The fees, commissions and expenses incurred or to be incurred in connection with this Application-Declaration will not exceed $20,000.

Item No. 3.     Applicable Statutory Provisions

                The proposed transactions are subject to Sections 6(a), 7, 12(b), and 12(f) of the Act and Rules 54, 90, and 91 under the Act. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption, or approval under any section of the Act or the rules and regulations other than those set forth above, West Penn requests such authorization, exemption, or approval.

                West Penn respectfully submits that the authorizations requested in this Application-Declaration are in its best interest and are appropriate for the protection of investors and consumers. West Penn further submits that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

                Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

                Allegheny does not satisfy the requirements of Rule 53(a)(1). In prior orders, the Commission has authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). Holding Co. Act Release No. 27486 (Dec. 31, 2001) ("Financing Order"). As of September 30, 2004, Allegheny's "aggregate investment," as defined in Rule 53(a)(1), was approximately $129 million. These investments by Allegheny were made in compliance with the Financing Order.


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

                Allegheny is no longer in compliance with the financing conditions set forth in the Financing Order. In a subsequent order, however, the Commission authorized Allegheny to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as certain revised financing conditions were met, including a requirement that Allegheny maintain a common equity ratio of at least 28 percent. Holding Co. Act Release No. 27652 (Feb. 21,
2003). As of September 30, 2004, Allegheny's common equity ratio is below 28 percent. As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.

                Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

                None of the circumstances described in 53(b)(1) have occurred.

                The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

                Allegheny respectfully submits that the requirements of Rule 53(c) are met. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny, West Penn, The Potomac Edison Company ("Potomac Edison") or Monongahela Power Company ("Monongahela" and, together with West Penn and Potomac Edison, the "Operating Companies"). Moreover, the Operating Companies and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained at not less than 30 percent.7 In addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.

Item No. 4.     Regulatory Approval

                The issuance of additional Transition Bonds as described in this Application-Declaration requires PUC approval. No other regulatory agency, other than the Commission, has jurisdiction over the proposed transactions.

Item No. 5.     Procedure

--------

7. The common equity ratios of the Operating Companies as of September 30, 2004 are as follows: West Penn, 57.6 percent; Potomac Edison, 49.5 percent; and Monongahela, 36.0 percent.



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

                West Penn respectfully requests that the Commission issue and publish not later than February 14, 2005 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than March 22, 2005 by which comments may be entered and a date not later than April 7, 2005 as a date after which an order of the Commission granting this Application-Declaration may be entered by the Commission.

                West Penn hereby (i) waives a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item No. 6.     Exhibits and Financial Statements

         (a)    Exhibits

B-1      Form of Sale Agreement (to be filed by amendment)

B-2      Form of Servicing Agreement (to be filed by amendment)

B-3      Form of Service Agreement with AESC (to be filed by amendment)

D-1 New Settlement Agreement approved by the Pennsylvania Public Utility Commission (to be filed by amendment)

D-2 Order(s) of the Pennsylvania Public Utility Commission Regarding New Settlement Agreement (to be filed by amendment)

F-1      Opinion of Counsel (to be filed by amendment)

F-2      Past-Tense Opinion of Counsel (to be filed by amendment)

H-1      Form of Notice

Item No. 7.   Information as to Environmental Effects

         (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


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

                                    SIGNATURE

                Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    January 14, 2005

                                          West Penn Power Company


                                          By:      /s/ Suzanne C. Lewis
                                                   --------------------
                                          Name:    Suzanne C. Lewis
                                          Title:   Treasurer


                                          West Penn Funding Corporation


                                          By:      /s/ Kristine W. Eppes
                                                   ---------------------
                                          Name:    Kristine W. Eppes
                                          Title:   Secretary




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